Exhibit 99.2

ASML 2009 Second Quarter Results Semiconductor industry resumes technology transition purchases July 15, 2009

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers' products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Agenda Business summary ASML business update Outlook and summary

Business summary

Q2 results Net sales of € 277 million, 10 systems shipped valued at € 183 million, service revenue at € 94 million Average selling price for new systems shipped is € 31.1 million Gross Margin of 12.5% Shipped 6 immersion systems including 2 used Booked net 15 systems, valued at € 394 million Backlog increased to € 1,064 million, 43 systems including 32 immersion tools

2003 2004 2005 2006 2007 2008 2009 Q1 318 453 685 629 949 919 184 Q2 329 616 763 942 930 844 277 Q3 370 611 533 958 934 697 Q4 526 785 548 1053 955 494 Total net sales M€ 1,543 2,465 2,529 3,582 3,768 Numbers have been rounded for readers' convenience. 2,954

Net system sales breakdown in value: Q2 2009 Memory Foundry IDM R&D East 58 23 18 West North End-use Foundry 23% IDM 77% Numbers have been rounded for readers' convenience Technology KrF ArF dry ArF immersion I line East 9 89 2 West North i-Line 2% ArF immersion 89% ArF dry 9% Singapore U.S.A Europe Taiwan Korea China Japan ROW Stp 9 17 40 32 2 West North USA 17% Korea 32% ArF immersion ArF dry KrF i-Line Q1 6 1 3 Sales in Units Region China 2% Taiwan 40% Memory 59% IDM 18% Singapore 9%

Numbers have been rounded for readers' convenience. Consolidated statement of operations M€

Key financial trends 2008 - 2009 Consolidated statement of operations M€ Numbers have been rounded for readers' convenience.

Cash flow M€ Numbers have been rounded for readers' convenience.

Balance sheet as of June 28th, 2009 M€ Numbers have been rounded for readers' convenience.

59% of backlog or € 627 million system sales carry H2 2009 shipment dates Booked 14 new tools at € 416 million, 5 used at € 49 million and debooked 4 tools at € 71 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period Numbers have been rounded for readers' convenience Backlog as of June 28th, 2009

Backlog: value and litho units Backlog Jan 03 39541 Jul 03 Oct 03 Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 Oct 08 Jan 09 4/9/2009 Jul 09 Backlog value 1030 870 678 859 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 755 853 1064 Systems 103 93 62 91 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 65 59 53 41 38 43 Backlog units

Taiwan Europe Singapore Korea USA Japan China 19 8 8 16 18 22 9 memory IDM Foundry 64 23 13 0 0 0 immersion KrF 1-line ArF dry 91 6 1 2 Backlog lithography in value per June 28th, 2009 Total value M€ 1,064 Technology i-Line 1% ArF immersion 91% KrF 6% ArF dry 2% Region USA 18% Taiwan 19% Korea 16% Europe 8% Japan 22% End-use Memory 64% IDM 23% Foundry 13% Numbers have been rounded for readers' convenience China 9% Singapore 8%

ASML business update

Solid financial position Generated cash from operations € 71 million Net cash flow impacted by Dividend payment of € 86 million Investments of € 43 million primarily in the new EUV / NXT factory which is now complete Cash & cash equivalents above our minimum target of € 1 billion

Improving company's break-even point ASML manages towards a break-even level at € 450 million of sales by the end of 2009 Maintaining these focuses: Continuation of all strategic R&D programs EUV, double patterning NXT and holistic lithography in line with customer roadmaps Maintain production capability allowing us to meet increased customer demand up to € 800 million of sales per quarter without lengthy lead times Sustainability of cost reductions at higher sales levels

Committed to R&D New product introduction on track Continued investment in strategically important development programs to ensure timely introduction of next node production capability TWINSCAN NXT for printing 32 nm and beyond, designed for high throughput of more than 200 wafers per hour with extreme tight overlay of 2.5 nm on track being prepared to ship in Q3 2009 Integrating first - 60 wafer per hour - EUV pilot production tools to be delivered in 2010 Introduced Holistic Lithography - hardware and software solutions - to enable double patterning capability and yield enhancement

ASML Holistic Lithography adds value to customers operations Holistic Lithography is the intelligent integration wafer lithography, computational lithography and process control Holistic Lithography leverages increased and improved data integration to provide more control, better performance and higher yield Data Measurement Process Control

ASML well positioned to benefit from 2010 business opportunities in immersion In 2010 high growth drivers in consumer products are expected to be personal computers and mobile phones consuming advanced semiconductor chips DRAM Advanced DDR3 memory chips require shrink towards the 4x nm node for chip performance and lower cost Customers chose either ASML's XT or NXT immersion tools, the latter for higher throughput and extendibility towards the 3x node NAND Leading manufacturers to prepare for 2x node using the NXT platform for cost effective manufacturing NAND is pursuing a $1/GB target price to trigger significant penetration of SSD in the laptop market replacing hard disks

ASML well positioned to benefit from 2010 business opportunities in immersion (continued) Logic/Foundry Advanced graphics processors and wireless chips require a shift towards the 40/45nm node Again a combination of XT and NXT products are needed for additional leading edge capacity MPU Leading manufacturers will expand to the 32nm production process and start 22 nm requiring extremely tight overlay We believe NXT is the best solution meeting customer requirements ASML will benefit from its strategy to invest in multiple technologies, translating in significant market credibility through and coming out of this downturn

Outlook and summary

Q3 2009 outlook ASML expects net sales around € 450 million Gross margin expected of about 30% R&D is expected at € 115 million net of credit SG&A is expected at € 39 million Cash balance during H2 of 2009 will be moderately below our € 1 billion target as we prepare for the ramp of the first NXT and EUV products due to longer lead times requiring more working capital

Summary Bookings of € 394 million in Q2 signal a return to a more typical rate of technology transition investments We expect average quarterly sales ranging between € 400 - 500 million until a recovery of semiconductor unit growth - even if limited - contributes to a restart of capacity buys As we manage towards a break-even sales level of around € 450 million by the end of 2009, we will therefore be able to support all our strategic R&D programs Customer investments focus on single patterning litho shrink at 50 to 40 nm nodes and double patterning at 40 to 30 nm Investment will gradually shift to EUV as the capital efficient solution for 22 nm nodes

Outlook We booked a net of 15 systems worth € 394 million in the quarter, signaling a return to a more typical rate of technology transition investments. We expect this pattern of technology transitions to result in minimum quarterly net sales of between € 400 million and € 500 million on average for the next quarters, until a recovery of semiconductor unit growth - even if limited - contributes to a re-start of capacity buys As already indicated, we manage the company towards break-even at a quarterly sales level of around € 450 million by the end of 2009 and will therefore be able to support all our strategic R&D programs and maintain appropriate upside production capacity The customer technology investments will initially focus on our XT and NXT immersion machines, capable of single patterning 50 to 40 nm nodes and double patterning 40 to 30 nm nodes. We anticipate that investments will gradually shift to EUV as the industry has confirmed its roadmap for a capital-efficient transition to 22 nm nodes and smaller starting with 2010 development and volume production expected in 2012 ASML expects Q3 2009 net sales of around € 450 million and gross margin in Q3 2009 of about 30%. R&D expenditures are expected to be at € 115 million net of credits and SG&A costs are expected at € 39 million. The cash balance during the second half of 2009 will be moderately below our € 1 billion target as we will prepare for the ramp up of the first NXT systems in Q3 2009, accelerating in 2010, and of five EUV systems to be delivered in 2010, due to longer production lead times requiring more working capital